SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(l) of the Securities Exchange Act of 1934

L-3 Communications Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $0.01 par value
(Title of Class of Securities)

502424104
(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

Kathleen E. Karelis, Esq.
Senior Vice President, General Counsel and Corporate Secretary
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, New York 10016
(212) 697-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Vincent Pagano, Esq.
Avrohom J. Kess, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$32,156,700	$3,440.77

*

This amount assumes that 723,289 options to purchase a total of 723,289 shares of common stock of L-3 Communications Holdings, Inc. having an aggregate value of $58,962,519 as of November 15, 2006 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

$3,440.77
Form or Registration No.:

Schedule TO
Filing party:

L-3 Communications Holdings, Inc.
Date filed:

November 20, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

TABLE OF CONTENTS

Item 4. Terms of the Transaction.	2
SIGNATURE	3
INDEX TO EXHIBITS	4

This Amendment No. 1 (the “Amendment No. 1”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by L-3 Communications Holdings, Inc., a Delaware corporation (the “Company”) on November 20, 2006 relates to an offer (the “Offer”) by the Company to amend certain options, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Options dated November 20, 2006 (the “Offer to Amend”).  This Amendment No. 1 is the final amendment to Schedule TO and reports the results of the Offer.

The information contained in the Offer to Amend, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is incorporated by reference into this Amendment No. 1 , except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction.

(a)  Material Terms.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5.00 p.m., Eastern Time, on December 19, 2006. Pursuant to the terms of the Offer, the Company has accepted for amendment 660,912 options to purchase 660,912 shares of its common stock.  The Company will amend options accepted for amendment and promises to make cash payments to employees that chose to participate in the Offer in the aggregate amount of $1,907,021 to compensate them for the higher exercise price per share of their amended options, in each case, in accordance with the terms of the Offer.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

L-3 Communications Holdings, Inc.

/s/ Kathleen E. Karelis

Kathleen E. Karelis

Senior Vice President,
General Counsel and
Corporate Secretary

Date: December 20, 2006

4

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)*	Offer to Amend Certain Options, dated November 20, 2006.
(a)(1)(b)*	E-mail from Ken Manne, Vice President, Human Resources, dated November 20, 2006.
(a)(1)(c)*	Election Form.
(a)(1)(d)*	Withdrawal Form.
(a)(1)(e)*	Form of Addendum.
(a)(1)(f)*	Form of Promise to Make Cash Payment.
(a)(1)(g)*	Forms of Confirmation E-mail.
(a)(1)(h)*	Forms of Reminder E-mail to Eligible Employees.
(a)(1)(i)*	Form of Amendment to Stock Option Agreements.
(a)(1)(j)*	Form of Notice of Acceptance of Options for Amendment.
(d)(1)	1999 Long Term Performance Plan, dated April 27, 1999 (incorporated by reference to Exhibit 10.16 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 1999).
(d)(2)

Form of L-3 Communications Holdings, Inc. 1999 Long Term Performance Nonqualified Stock Option Agreement, adopted on August 2, 2006 (incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006).

____________

*

Previously filed with Schedule TO on November 20, 2006